

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 5, 2017

<u>Via E-Mail</u>
Allan J. Rimland
President, Chief Executive Officer and Chief Financial Officer
AdCare Health Systems, Inc.
454 Satellite Blvd. NW
Suite 100
Suwanee, Georgia 30024

> **Re:** **Regional Health Properties, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 15, 2017**
> **File No. 333-216041**

Dear Mr. Rimland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2017 letter.

<u>Our Business</u>

<u>Portfolio Occupancy Rates, page 58</u>

1. Please add disclosure describing what your occupancy percentages are based upon (e.g. beds occupied).

2. Please include your three Georgia facilities previously operated by affiliates of New Beginnings in your occupancy data or tell us your basis for excluding such facilities.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation</u>

<u>Overview, page 65</u>

3. We note your response to our prior comment 8 and your belief that tenants which are affiliated with the same operator are unrelated for purposes of determining asset concentration due, in part, to the lack of cross-default provisions between the tenants and, operator guarantees. Please tell us what exposure, if any, that the tenant LLCs have to their respective operator should the operator lose licensure or regulatory approval, suffer from financial stress or instability, or cease operations. In your response, tell us if this exposure changes depending upon whether the operator is principally compensated from private funds or if there is a significant amount of government funding involved. Additionally, tell us whether the tenant LLCs are capable of maintaining operations if operations of their respective operator were to cease or if it is possible that the tenant LLCs might have the financial wherewithal to meet rental obligations if their operator ceased operations.

You may contact Jeff Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Lori A. Gelchion, Esq.
        Rogers & Hardin LLP